

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 24, 2009

Mr. Elie Saltoun
Chief Executive Officer
Lexicon United Incorporated
4599 Steiner Ranch Blvd.
Suite # 1708,
Austin, Texas 78732

> **RE: Lexicon United Incorporated
> Form 10-K for the year ended December 31, 2008
> Filed April 15, 2009
> File No. 0-33131**

Dear Mr. Saltoun:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director